UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Fidelis Insurance Holdings Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3398L118
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3398L118	SCHEDULE 13G	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
Pine Brook Road Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,454,329

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,454,329

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,454,329

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G3398L118	SCHEDULE 13G	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Pine Brook Feal Intermediate, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,454,329

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,454,329

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,454,329

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G3398L118	SCHEDULE 13G	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
PBRA (Cayman) Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,454,329

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,454,329

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,454,329

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G3398L118	SCHEDULE 13G	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
PBRA, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,454,329

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,454,329

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,454,329

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G3398L118	SCHEDULE 13G	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
Howard H. Newman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,454,329

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,454,329

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,454,329

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G3398L118	SCHEDULE 13G	Page 7 of 11 Pages
Item 1.	(a) Name of Issuer

Fidelis Insurance Holdings Limited

Item 1.	(b) Address of Issuer’s Principal Executive Offices

Clarendon House,
2 Church Street
Hamilton, Bermuda, HM 11

Item 2.	(a) Name of Person Filing

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

i)	Pine Brook Road Advisors, L.P. (“Advisors”)
ii)	Pine Brook Feal Intermediate, L.P. (“PBFI”);
iii)	PBRA (Cayman) Company (“PBRA Cayman”);
iv)	PBRA, LLC; and
v)	Howard H. Newman (“Mr. Newman”).

* The Reporting Persons have entered into a Joint Filing Agreement, dated February 9, 2024, a copy of which is attached as Exhibit I to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office for Advisors is 346 Pine Brook Road, Bedford, NY 10506.  The principal business office for all other Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, Suite 3014, New York, NY 10165.

(c)	Citizenship

i)	Advisors is a Delaware limited partnership;
ii)	PBFI is a Cayman Islands exempted limited partnership;
iii)	PBRA Cayman is a Cayman Islands exempted company;
iv)	PBRA, LLC is a Delaware limited liability company; and
v)	Mr. Newman is a citizen of the United States of America.

Item 2.	(d) Title of Class of Securities

Common Shares, par value $0.01 per share (the “Shares”)

Item 2.	(e) CUSIP No.:

G3398L118

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

CUSIP No. G3398L118	SCHEDULE 13G	Page 8 of 11 Pages
Item 4.	(a) Amount Beneficially Owned:

As of December 31, 2023 and the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 8,454,329 Shares held for the account of PBFI. PBRA Cayman serves as general partner to PBFI. Advisors is a U.S. Securities Exchange Commission Exempt Reporting Adviser that provides investment advisory services to PBFI. PBRA, LLC serves as general partner of Advisors. Mr. Newman is the managing member of PBRA, LLC. In such capacities, PBRA Cayman, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own the shares held for the account of PBFI.

Item 4.	(b) Percent of Class:

As of December 31, 2023 and the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.2% of the Shares outstanding.  (The beneficial ownership percentage calculation is based on 117,914,754 Shares outstanding as of September 30, 2023, as reported by the Issuer in Exhibit 99.2 to its Form 6-K filed with the Securities and Exchange Commission on November 20, 2023).

Item 4.	(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	8,454,329
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	8,454,329

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification (if filing pursuant to Rule 13d-1(d))

Not Applicable.

CUSIP No. G3398L118	SCHEDULE 13G	Page 9 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

PINE BROOK ROAD ADVISORS, L.P.
	By:	PBRA, LLC, its general partner

	By:	/s/ Elan Stukov
Elan Stukov, Vice President, Chief Compliance Officer and Chief Financial Officer

PINE BROOK FEAL INTERMEDIATE, L.P.
By: PBRA (Cayman) Company, as its general partner

	By:	/s/ Elan Stukov
Elan Stukov, Director

PBRA (CAYMAN) COMPANY

	By:	/s/ Elan Stukov
Elan Stukov, Director

PBRA, LLC

	By:	/s/ Elan Stukov
Elan Stukov, Vice President, Chief Compliance Officer and Chief Financial Officer

HOWARD H. NEWMAN

	By:	/s/ Howard H. Newman
Howard H. Newman

CUSIP No. G3398L118	SCHEDULE 13G	Page 10 of 11 Pages
EXHIBIT INDEX

Exhibit I:	Joint Filing Agreement, dated February 9, 2024.

CUSIP No. G3398L118	SCHEDULE 13G	Page 11 of 11 Pages
 Exhibit I

JOINT FILING STATEMENT
 PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 9, 2024

PINE BROOK ROAD ADVISORS, L.P.
	By:	PBRA, LLC, its general partner

	By:	/s/ Elan Stukov
Elan Stukov, Vice President, Chief Compliance Officer and Chief Financial Officer

PINE BROOK FEAL INTERMEDIATE, L.P.
By: PBRA (Cayman) Company, as its general partner

	By:	/s/ Elan Stukov
Elan Stukov, Director

PBRA (CAYMAN) COMPANY

	By:	/s/ Elan Stukov
Elan Stukov, Director

PBRA, LLC

	By:	/s/ Elan Stukov
Elan Stukov, Vice President, Chief Compliance Officer and Chief Financial Officer

HOWARD H. NEWMAN

	By:	/s/ Howard H. Newman
Howard H. Newman